Free Writing Prospectus (To the Prospectus dated March 31, 2009)	Filed Pursuant to Rule 433 Registration Statement No. 333-158319 September 11, 2009

ZIONS BANCORPORATION

Reopening of the

6.00% Senior Medium-Term Notes due September 16, 2011

Preliminary Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due August 26, 2011 (the “Notes”).

CUSIP	98970EAT6

Principal Amount:	$

Auction Amount:	$250,000 (which does not include any additional principal amount of Notes issuable under the “Buy Today” feature and the “Institutional Up-Sizing Option” or distributed by the distribution agent under the distribution agreement, as described below).

If less than the full Auction Amount is subscribed for pursuant to the auction, we may, in our sole discretion, sell such lower amount, or cancel the entire auction.

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture.

On September 11, 2009, Zions Bancorporation priced $638,000 in aggregate principal amount of the Notes. Those Notes are expected to settle on, and begin accruing interest from, September 16, 2009. All of the Notes being offered hereby pursuant to the auction (including amounts issuable under the “Buy Today” feature and the “Institutional Up-Sizing Option”) or distributed by the distribution agent under the distribution agreement, are a part of the same series of, and have the same CUSIP as, the Notes that are expected to settle on September 16, 2009. Upon settlement, the Notes offered by this term sheet will be fungible with the $638,000 in aggregate principal amount of the Notes described above.

We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Minimum Bid Price:	97.00%

Maximum Bid Price:	102.00%

Interest Accrual:	Because these Notes form a part of the same series of Notes that will first be issued on September 16, 2009, Investors who purchase these Notes, either through the auction platform or pursuant to the distribution agreement, will be required to pay, in addition to the applicable purchase price of the Notes, an amount equal to the interest that has accrued on the Notes from and including the Interest Accrual Date (September 16, 2009) up to, but not including, the Reopening Settlement Date (expected to be September 28, 2009). The amount of the accrued interest owed will not be applied towards an investor’s individual bid limit.

Interest Accrual Date/ Initial Settlement Date:	September 16, 2009

Reopening Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on September 28, 2009, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3). You should note that if you purchase the Notes using the “Buy Today” feature or through the distribution agent, your settlement cycle may be longer than T+3. Trading in the Notes from the date of such purchase until settlement may be affected by this longer settlement cycle.

Coupon:	6.00%

Public Offering Price:	To be determined.

Auction Window:	Auction Starts: 5:00 p.m. ET, September 11, 2009

Auction Ends: 2:00 p.m. ET, September 23, 2009, subject to the 2-Minute Rule referenced in the Prospectus Supplement.

Interest Payment Dates:	Interest will be paid semiannually on September 16 and March 16, beginning on March 16, 2010, to holders of record as of the preceding March 2 and September 2.

Day Count:	30/360

Maturity:	September 16, 2011

Concurrent Offering:	Concurrently with the Notes being offering by this Term Sheet, Zions Bancorporation is offering its Senior Notes due August 18, 2010. Please see the related Term Sheet for more information.

“Buy Today” Feature:	From the start of the auction until midnight Eastern Time the night before the auction ends, bidders may purchase Notes at a set price by using the “Buy Today” feature. On the bid page, a bidder may indicate a quantity of Notes in the “Buy Today” row that the bidder is willing to purchase at the set price. The bidder may not exceed their individual bid limit using the “Buy Today” feature. Although clicking “Buy Today” is binding on the bidder and may not be rescinded, the trade will become final at the close of the auction. Once a bidder clicks “Buy Today,” the bidder’s individual bid limit will be adjusted to reflect a portion of the individual bid limit being allotted to the “Buy Today” purchase. The bidder may then continue bidding in the auction. Any additional bids will not affect any purchase made through the “Buy Today” feature. The Notes offered pursuant to the “Buy Today” feature will be in addition to the aggregate principal amount of Notes offered pursuant to the auction. Although we do not anticipate selling any Notes pursuant to the “Buy Today” feature, we expect to have the “Buy Today” feature available. Nevertheless, there can be no assurances as to how many additional Notes, if any, will be sold pursuant to the “Buy Today” feature. In addition, we expressly reserve the right to cancel all purchases made under the “Buy Today” feature if we cancel the auction, and further reserve the right to discontinue the “Buy Today” feature, in our sole discretion, at any time during the auction. Our discontinuance of the “Buy Today” feature will be evidenced by the absence of the “Buy Today” feature and accompanying “Buy Today” offering price on the auction site.

“Buy Today” Offering Price:	100%

Institutional Up-Sizing Option:	We reserve the right to sell, outside of the auction, additional Notes with terms identical to the Notes being auctioned, to any institutional or individual bidder who: (i) contacts a representative at our auction agent’s trading desk before the end of the auction and indicates the desire to make such an additional purchase; (ii) informs the representative of the additional amount it would like to purchase; (iii) satisfies the credit requirements for such additional purchase; and (iv) wins at least 20% of the Auction Amount of Notes. Any additional Notes so purchased will be purchased outside the auction and will not affect the auction or the final market-clearing price, but will be sold at the market-clearing price set by the auction. Although we do not anticipate selling any Notes pursuant to the Institutional Up-Sizing Option in this offering, we expressly reserve the right to do so. Nevertheless, there can be no assurances as to the amount of Notes, if any, that we may sell pursuant to the Institutional Up-Sizing Option. If you are interested in qualifying for such an additional purchase, please call your sales representative at 888-357-3375 for dealers, 800-524-4819 for institutions, or 800-524-8875 for individuals.

Auction Agent:	Zions Direct, Inc.

Auction Agent Fee:	0.350% (The Auction Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through the Zions Direct auction platform.)

Distribution Pursuant to the Distribution Agreement:	We reserve the right to sell, outside of the auction, additional Notes with terms identical to the Notes being auctioned, through Zions Direct, as distribution agent or principal. We anticipate selling an additional $500,000 aggregate principal amount of Notes pursuant to the distribution agreement with Zions Direct; however, there can be no assurances as to how many additional Notes, if any, will be sold pursuant to the distribution agreement. We expressly reserve the right to sell more or less principal amount of Notes than this estimate.

Distribution Agreement Offering Price:	100%

Distribution Agent:	Zions Direct, Inc.

Distribution Agent Fee:	0.350% (The Distribution Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through Zions Direct under the distribution agreement and not on Zions Direct’s auction platform.)

Dealers Concession: 0.300% Reallowance: 0.250%

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Ratings:	BBB (Rating Outlook Negative) (Fitch); BBB (low) (Trend Negative) (DBRS); and BBB- (Outlook Negative) (Standard and Poor’s).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Authentication / Issuing / Paying Agent:	Zions First National Bank

This Term Sheet contains selected information about the Notes subject to further description in the Prospectus and Prospectus Supplement. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-158319, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated March 31, 2009 contained in that registration statement and the prospectus supplement dated April 21, 2009 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.